Exhibit 14.1

V i a s y s t e m s G r o u p, I n c.

One of the hallmarks of Viasystems Group, Inc. is our long-standing commitment to our Core Values, which encompass the way we treat each other, our customers, our employees and the communities in which we work and live.

Viasystems' reputation and its success must be grounded in compliance with applicable laws and regulations, but our definition of success goes well beyond compliance, including issues of integrity and ethics, diversity and respect for others. As a global company, we are faced with situations that not only require consideration of local laws and customs, but also require us to balance decisions with our Core Values and standards.

This Code of Business Conduct summarizes Viasystems' Core Values and describes the standards of business conduct expected of all of us at Viasystems.

It is the responsibility of all Viasystems people to maintain a work environment that fosters fairness, respect and integrity. Ultimately, our most valuable asset is the company's outstanding reputation, and it is up to all of us to protect it.

Nothing in this Code of Business Conduct, in any company policies and procedures, or in other related communications (verbal or written) creates or implies an employment contract or term of employment.

We are committed to continuously reviewing and updating our policies and procedures. Therefore, this Code of Business Conduct is subject to modification. This Code of Business Conduct supersedes all other such codes, policies, procedures, instructions, practices, rules or written or verbal representations to the extent they are inconsistent.

Please sign the acknowledgment form at the end of this Code of Business Conduct and return the form to the Human Resources Department (attention: Vice President of Human Resources) indicating that you have received, read, understand and agree to comply with the Code of Business Conduct. The signed acknowledgment form will be located in your personnel file. Each year, as part of the annual review process, officers and other appropriate personnel will be asked to sign an acknowledgment indicating their continued understanding of and compliance with the Code of Business Conduct. In addition, periodically, you may be asked to participate in seminars, training meetings and similar activities related to reinforcing your understanding of this Code of Business Conduct and its applicability to Viasystems business

David M. Sindelar
CEO

V i a s y s t e m s G r o u p, I n c.

INTRODUCTION

Viasystems is committed to conducting business ethically and legally throughout its worldwide organization. This Code of Business Conduct ("Code") summarizes our Core Values and many of the ethical principles and legal policies that Viasystems developed to assist in this endeavor. All employees are expected to become familiar with the Code of Business Conduct and to apply these principles in the daily performance of their job responsibilities. All Viasystems employees are responsible for complying with this Code, including employees of subsidiaries and joint ventures that have adopted this Code. *

Viasystems has established an Office of Global Ethics and Compliance to oversee the ethics and compliance effort and serve as a resource to Viasystems people by providing information and guidance regarding issues of legal compliance and ethical conduct. All Viasystems people are expected to be aware of all Company policies and laws that are applicable to our conduct as Viasystems employees. This Code is intended to be a guide for the minimum requirements expected of employees, but does not provide a detailed description of all Company policies. Part of your job and ethical responsibility is to help enforce this Code. You should be alert to possible violations and report possible violations to the Legal Department. If you have any questions or concerns regarding the specifics of any policy or your legal obligations, please contact either your supervisor or the Office of Global Ethics and Compliance at 314-746-2205. The Office of Global Ethics and Compliance is also available to those who wish to ask questions about company policy, seek guidance on specific situations or report violations of the Code. Your call will be treated confidentially to the extent possible. If you report, in good faith, what you suspect to be illegal or unethical activities, you need not be concerned about retaliation from others. The Company will take disciplinary action against any employee involved in retaliation. This may include action up to, and including, termination of employment.

GLOBAL ETHICS AND
COMPLIANCE POLICY

Viasystems' policy is to be lawful, highly principled and socially responsible in all of its business practices. Viasystems expects employees to learn and comply with all Company policies and laws applicable to their job responsibilities and to adhere to the guiding principles outlined in this Code.

* Throughout this document, "Viasystems" or "the Company", refers to employees of Viasystems Group, Inc., subsidiaries or joint ventures that have adopted this Code.

V i a s y s t e m s G r o u p, I n c.

CORE VALUES

Fundamental to our success are the Core Values we believe in and practice.

People are the source of our success. We treat one another with respect, promote teamwork, and encourage personal freedom and growth. Leadership and excellence in performance are sought and rewarded.

Customers are the reason we exist. They receive our strongest commitment to meet their needs.

Our products and services reflect dedication to quality, innovation and value.

Our conduct demonstrates integrity and commitment to ethics, safety, health and the environment.

APPLICABLE LAWS

All Viasystems employees, agents and contractors must comply with all applicable laws, regulations, rules and regulatory orders. Viasystems employees located outside of the United States must comply with laws, regulations, rules and regulatory orders of the United States, including the Foreign Corrupt Practices Act and the U.S. Export Control Act, in addition to applicable local laws. No employee shall assist, cause or request another employee to act in contravention of any applicable laws, regulations, rules or regulatory order. Each employee, agent and contractor must acquire appropriate knowledge of the requirements relating to his or her duties sufficient to enable him or her to recognize potential dangers and to know when to seek advice from the Legal Department on specific Company policies and procedures. Violations of laws, regulations, rules and orders may subject the employee, agent or contractor to individual criminal or civil liability, as well as to discipline by the Company. Such individual violations may also subject the Company to civil or criminal liability or the loss of business.

Viasystems requires full compliance with the Foreign Corrupt Practices Act (FCPA) by all of its employees, agents, and contractors.

The anti-bribery and corrupt payment provisions of the FCPA make illegal any corrupt offer, payment, promise to pay, or authorization to pay any money, gift, or anything of value to any foreign official, or any foreign political party, candidate or official, for the purpose of: influencing any act or failure to act, in the official capacity of that foreign official or party; or inducing the foreign official or party to use influence to affect a decision of a foreign government or agency, in order to obtain or retain business for anyone, or direct business to anyone.

All Viasystems employees, agents and contractors whether located in the United States or abroad, are responsible for FCPA compliance and the procedures to ensure FCPA compliance. All managers and supervisory personnel are expected to monitor continued compliance with the FCPA to ensure compliance with the highest moral, ethical and professional standards of Viasystems.

Laws in most countries outside of the United States also prohibit or restrict government officials or employees of government agencies from receiving payments, entertainment, or gifts for the purpose of winning or keeping business. No contract or agreement may be made with any business in which a government official or employee holds a significant interest, without the prior approval of the Company’s Legal Department.

A number of countries maintain controls on the destinations to which products or software may be exported. Some of the strictest export controls are maintained by the United States against countries that the U.S. government considers unfriendly or as supporting international terrorism. The U.S. regulations are complex and apply both to exports from the United States and to exports of products from other countries, when those products contain U.S.-origin components or technology. Software created in the United States is subject to these regulations even if duplicated and packaged abroad. In some circumstances, an oral presentation containing technical data made to foreign nationals in the United States may constitute a controlled export. The Legal Department can provide you with guidance on which countries are prohibited destinations for Viasystems products or whether a proposed technical presentation to foreign nationals may require a U.S. Government license. Accordingly, you should check with the Legal Department in advance of effecting any offshore transaction that may raise concerns regarding compliance with U.S. export control laws.

HUMAN RESOURCES

Viasystems is committed to provide a work environment that values diversity among its employees. All Company human resources policies and activities intend to create a respectful workplace in which every individual has the opportunity to reach his or her highest potential.

Consistent with its obligations under the applicable laws and regulations governing employment matters, it is Viasystems' policy to provide employment opportunities equitably to all individuals throughout the Company regardless of race, color, religion, sex, national origin, age, veteran status or disability. Viasystems will not tolerate harassment or discrimination against any person. The policies mentioned previously apply to both applicants and employees and in all phases of employment, including recruiting, hiring, placement, training and development, transfer, promotion, demotion, performance reviews, compensation and benefits, and separation from employment

Viasystems' human resources policies and planning efforts are designed to help the Company better implement its equal employment opportunity objectives. All levels of supervision are responsible for monitoring and complying with Viasystems' policies and procedures for handling employee complaints concerning harassment or other forms of unlawful discrimination. Because employment related laws are complex and vary from state to state and country to country, supervisors should obtain the advice of our Law Department in advance whenever there is any doubt as to the lawfulness of any proposed actions or inactions.

As a Viasystems employee, you are expected to conduct yourself in a manner appropriate for your work environment, and are also expected to be sensitive to and respectful of the concerns, values and preferences of others. Viasystems' efforts to provide a diverse and respectful workplace depend upon the individual commitment of all employees to conduct themselves in a manner that promotes such an environment. Whether you are an employee, contractor, supplier or otherwise work at a Viasystems site, you are encouraged to report any practices or actions believed to be inappropriate to your supervisor, the Law Department or to the Human Resources Department.

ENVIRONMENAL, HEALTH AND SAFETY

At Viasystems, protecting people and the environment will be a part of everything we do and every decision we make. Each employee has a responsibility in ensuring that our products and operations meet applicable government or Viasystems standards, whichever is more stringent. Our goal is to eliminate all injuries, prevent adverse environmental and health impacts, reduce wastes and emissions and promote resource conservation at every stage of the life cycle of our products. We will report our progress and be responsive to the public.

All employees are required to be alert to environmental and safety issues and be familiar with environmental, health and safety laws and Company policies applicable to their area of business. Since environmental, health and safety laws are complex, subject to frequent changes, and vary from country to country, you should obtain the advice of the Viasystems Legal Department whenever there is any doubt as to the lawfulness of any actions or inactions.

CONFLICT OF INTEREST

The underlying principle of "conflict of interest" is that employees should avoid any activity, investment or interest that might reflect unfavorably upon the integrity or good name of the Company or themselves.
As Viasystems employees, we are obligated to place Viasystems' interest in any business transaction ahead of any personal interest or personal gain (to the individual employee or to the employee's spouse, family member, roommate, friend or other individual) and to disclose all the facts in any situation where a conflict of interest may arise.

Potential conflicts will usually be resolved correctly by each employee using good judgment. In order to assist you in understanding where conflicts may arise, here are some guidelines.

A conflict of interest may arise where an employee:

1.	Has a personal financial interest that might affect business judgment.

2.	Gains personal enrichment through access to confidential information.

3.	Accepts outside employment that adversely affects work performance for Viasystems.

4.
Without Viasystems approval, receives gifts, entertainment, services or payment from others for services that the employee is performing in the course of Viasystems' business or during business hours, or the employee otherwise misuses a Viasystems position in a way that results in personal gain. An example is the employee approving a payment by Viasystems for goods or services that were not received or that were billed at inflated prices. (Payments to employees by technical journals for articles written in connection with the employee's work are acceptable if the article is cleared for publication in advance by the employee's supervisor).

5.
Buys or sells Viasystems stock, stock of a subsidiary or affiliate, or stock of a company with which Viasystems does business on the basis of material nonpublic information that might reasonably be expected to affect the market value of such stock or influence investor decisions to buy or sell such stock. The subject of inside information is discussed below in greater detail.

6.	Discloses to another person any material nonpublic information of the type described in the item above, and the other person then trades in such company's stock.

A conflict of interest may also arise when an employee or family member has a direct or indirect personal or financial interest, either alone or together, in any Viasystems supplier, partner, competitor or customer, where such interest is of a character or magnitude so as to influence the dealings between such supplier, partner, competitor or customer and Viasystems, or when an employee participates in public service or charitable activities that result in a conflict of interest as to Viasystems. Employees are encouraged to seek clarification of, and discuss questions about, potential conflicts with a supervisor, the legal department or call the Office of Global Ethics and Compliance (314-746-2205).

PROPRIETARY INFORMATION

Viasystems expects all employees to follow Viasystems' policies, rules, practices and guidelines with respect to the treatment of proprietary information. Viasystems employees should not disclose or use Viasystems proprietary information or proprietary information of others received by Viasystems under appropriate secrecy agreement, except as required in their duties as Viasystems employees or with written consent of Viasystems. Do not use or store such proprietary information where unauthorized personnel can see it, whether at work, at home, in public places, or elsewhere. Home computers, use of the Internet and air travel require particular caution. In the workplace, do not assume that all Viasystems employees, contractors, or Viasystems subsidiary personnel should see proprietary information. Unless there is a "need to know", keep the information out of sight.

In a similar manner, Viasystems respects the obligations of confidence Viasystems employees may have from prior employment. Any Viasystems employee or contractor who, because of prior employment, is aware of another company's proprietary information, must not be asked to reveal confidences. Viasystems employees or contractors must not be assigned to work in a job that would require the use of a prior employer's proprietary information. An employee shall immediately inform his or her supervisor if any employment at Viasystems might cause them to violate any previous obligations of confidence.

GATHERING COMPETITIVE BUSINESS,
MANUFACTURING AND TECHNCIAL INFORMATION

Viasystems expects all employees to follow Viasystems' Guidelines for Gathering Competitive Business, Manufacturing and Technical Information. These guidelines define appropriate conduct for employees who collect or use competitive intelligence on behalf of Viasystems. In no case will Viasystems use illegal (theft, bribery, misrepresentation, or espionage through electronic devices) or unethical business means to obtain competitive information. Since the guidelines do not cover every situation and since laws will vary by jurisdiction, consult the Viasystems Legal Department if you have any questions.

INSIDE INFORMATION

Sometimes, employees have information about Viasystems, its subsidiaries or affiliates, or about a company with which Viasystems does business, that is not known to the investing public. Such inside information may relate to plans; new products or processes; mergers, acquisitions or dispositions of businesses or securities; problems; sales; profitability; negotiations relating to significant contracts or business relationships with others; significant litigation or other financial information. It is important to understand that any Viasystems employee may hold inside information and be subject to the following restrictions.

If this inside information is material-that is, if a reasonable investor would consider the fact important in reaching an investment decision-then Viasystems employees should not buy or sell Viasystems securities nor provide such information to others, until such information becomes public. Further, employees should not buy or sell securities in any other company about which they have material non-public inside information, gained as a result of their Viasystems employment, nor provide such inside information to others, until such information becomes public.

Employees may sometimes need assistance in determining how the rules governing inside information apply to specific situations, and they should direct such questions to the Legal Department.

ANTIRUST COMPLIANCE

Viasystems believes that the welfare of consumers is best served by economic competition. Consequently, Viasystems competes vigorously for business and is committed to comply with the antitrust and competition laws of those jurisdictions where its products and services are manufactured and sold. Generally speaking, these laws prohibit practices that might unreasonably restrict competition. Viasystems employees are forbidden to engage in practices that are generally acknowledged to violate antitrust and competition laws.

Generally; competitors may not agree:

1.	On prices they charge for goods-regardless of economic impact;

2.	On prices they charge for services;

3.	On terms of sale;

4.	On levels of production;

5.	On prices for products or services that they buy;

6.	To not compete on bids ("bid rigging");

7.	To not compete by allocating customers, territories or markets, or

8.	To join in a boycott of suppliers or customers to accomplish anti-competitive ends.

Understanding the requirements of antitrust and competition laws of the various jurisdictions where Viasystems does business can sometimes be difficult. Therefore, Viasystems' management encourages employees to seek the counsel of Viasystems lawyers about the propriety of business practices.

FINANCIAL INTEGRITY

The Company's accounting records are relied upon to produce reports for the Company's management, shareholders, creditors, governmental agencies and others. All Company accounting records, as well as reports produced from those records, must be kept and presented in accordance with the laws of each applicable jurisdiction, and must accurately and fairly reflect in reasonable detail the Company's assets, liabilities, revenues and expenses.

As Viasystems employees, we all have responsibility to ensure that false or intentionally misleading entries are not made in the Company's accounting records. We must not permit intentional misclassifications of transactions as to accounts, departments or accounting periods. All transactions shall be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period.

Compliance with Generally Accepted Accounting Principles and the Company's system of internal accounting controls is required at all times.

QUESTIONABLE PAYMENTS

It is against Viasystems policy to make unlawful, improper or other kinds of questionable payments to customers, government employees or other third parties. We sell our products on the merits of price, quality and service. We do not seek business obtained through deviation from this principle.

We will not offer expensive gifts, bribes or any other kind of payment or benefit to representatives of customers, suppliers, competitors, government or governmental agencies. This applies to any individual or organization at any level whether domestic or foreign. You may determine what is legitimate business entertainment by referencing the Company's standards on business entertainment and expense account reporting.

We expect our employees to refuse to make questionable payments. In cases where the propriety of a payment is not clear or the alternatives might be harmful to the employee, the matter must be approved in advance at the highest possible level in the business management.

Our policy on questionable payments does not stop with direct action on the part of Viasystems employees. Any kind of subterfuge-including payments and discounts to agents or other third parties for questionable activities of any sort-is strictly forbidden.

Closing one's eyes to any activity that appears to be questionable does not provide an adequate defense. In addition, no payments are to be made to others for any purpose other than the purpose described in the documents supporting the expense. There must be no false entries in any of our records, and no cash or other assets can be maintained for any purpose in any unrecorded or "off-the-books" fund.

POLITICAL CONTRIBUTIONS

Except for certain nonfederal elections, political contributions to candidates by corporations are prohibited in the United States. The same is also true in many other countries. Illegal political contributions may not be made by Viasystems employees, either directly or indirectly, through the use of expense accounts or through payments to third parties. Questions should be directed to a supervisor or to the Viasystems Legal Department.

CODE AND POLICY VIOLATIONS

A failure by any employee to comply with laws or regulations governing the Company's business, this Code or any other Company policy or requirement, may result in disciplinary action up to, and including termination, and if warranted legal proceedings. Nothing in this document constitutes a contract of employment with any individual.

QUESTIONS ABOUT COMPLIANCE
AND REPORTING VIOLATIONS

If you have any questions or concerns about compliance with the subjects described in this Code or are unsure of what is the "right thing" to do, talk with your management, another Viasystems leader or one of the specialists in the area involved. If these alternatives are not practical, contact the Law Department, the Office of Global Ethics and Compliance (314-746-2205).

V i a s y s t e m s G r o u p, I n c.

ACKNOWLEDGMENT OF RECEIPT OF CODE OF BUSINESS CONDUCT

I have received and read Viasystems’ Code of Business Conduct. I understand the standards and policies contained in Viasystems Code of Business Conduct and understand that there may be additional policies or laws specific to my job. I further agree to comply with the Company Code of Business Conduct.

If I have questions concerning the meaning or application of Viasystems’ Code of Business Conduct, any Company policies, or the legal and regulatory requirements applicable to my job, I know I can consult my manager, the Human Resources Department or the Legal Department, knowing that my questions or reports to these sources will be maintained in confidence.

Employee Name

Signature

Date

Please sign and return this form to the Human Resources Department.